

February 11, 2014

Via E-mail
Mr. David A. Ramsay
Vice President and Chief Financial Officer
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road
San Diego, CA 92121

      Re: Halozyme Therapeutics, Inc.
              Form 10-K for the Fiscal Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-32335

Dear Mr. Ramsay:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Andrew Mew

                         Andrew Mew
                         Accounting Branch Chief